Mail Stop 4561

May 27, 2008

Mr. Patrick Carroll
Chief Financial Officer
The Lexington Master Limited Partnership
One Penn Plaza, Suite 4015
New York, NY 10119-4015

      Re: **The Lexington Master Limited Partnership**
             Form 10-K for the fiscal year ended December 31, 2007
             File No. 0-50268

Dear Mr. Carroll:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Impairment of Real Estate and Investment in Non-consolidated Entities, page 29

1. We note that Concord Debt Holdings LLC ("Concord"), in which you have a 50% interest, has approximately $88 million of retained interests in junior note obligations from CDO-1 at December 31, 2007. You have made reference in your filing that the potential economic loss to you would be 50% of such retained interests. In light of the "increased volatility and reduction in liquidity in the debt capital markets", please tell us if you have reviewed your investment in Concord (a non-consolidated entity) for impairment and expand your critical accounting policies to address your policies related to impairment review of your investment in Concord.

Item 7A Quantitative and Qualitative Disclosure about Market Risk

2. Include the information required by Item 305 of Regulation S-K to quantify the fair value risk associated with your fixed rate debt.

Financial Statements

3 Real Estate Investments and Lease Intangibles, page 63 and 64

3. We note that you acquired the interests from Lexington Realty Trust's co-investment program partner (Common Retirement Fund of the State of New York) in Lexington Acquiport Company LLC for $118 million in cash, the issuance of approximately $3.1 million limited partner units to Lexington Realty Trust and the assumption of $169 million of debt. Additionally, we note that you filed an Item 2.01 Form 8-K on June 7, 2007. Please tell us what consideration was made to providing financial statements and pro forma financial information within a Form 8-K filing for these acquired interests.

Exhibit 31.1 and 31.2

4. We note that you have made modifications to the exact form of the required certifications including the deletion of the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please discontinue the use of modifications in future filings as certifications required under Exchange

Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief